Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

April 6, 2015

CONFIDENTIAL

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Suzanne Hayes

Re:                    Virtu Financial, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed March 23, 2015

File No. 333-194473

Ladies and Gentlemen:

On behalf of our client, Virtu Financial, Inc., a Delaware corporation (the “Company” or “Virtu”), we hereby submit the accompanying Amendment No. 4 to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Registration Statement filed with the Commission on March 23, 2015.

The Registration Statement reflects the inclusion of a preliminary price range and the addition of share information and pro forma financial information. It also responds to the comments received from the Staff of the Commission (the “Staff”) in a letter from Suzanne Hayes, dated April 3, 2015 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.  For your convenience, except for page references appearing in the headings and Staff comments below, all page references herein correspond to the page in the accompanying Registration Statement.

The Company has asked us to convey the following as its responses to the Staff:

We are a holding company and our principal asset after this offering will be our equity interests in Virtu Finacial…, page 41

1.                                      Please revise the risk factor caption and discussion to clarify that you will only own 23.4% of the economic interests of Virtu Financial.

Response to Comment 1

The Registration Statement has been revised in response to the Staff’s comment. Please see page 43 in the Registration Statement.

Risks Related to this Offering and Our Class A Common Stock, page 47

2.                                      Please add a new risk factor clarifying that only $23.3 million of the net proceeds will be available to Virtu Financial for its use, which may limit its ability to finance growth or engage in other strategic transactions.

Response to Comment 2

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 52-53 in the Registration Statement.

Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition, page 76

3.                                      We note that your 76.6% pro forma non-controlling interest was determined to be $269.2 million as of December 31, 2014. Please explain to us how you derived this amount given that 76.6% of total pro forma equity of $327.8 million is $251.1 million.

Response to Comment 3

We present below how the Company derived the pro forma non-controlling interest in the unaudited pro forma condensed consolidated statement of financial condition:

Total Pro Forma equity	$327,782
Adjustment for the Tax Receivable Agreements entirely attributable to Virtu Financial, Inc.	23,645
Total Pro Forma equity less adjustment entirely attributable to Virtu Financial, Inc.	$351,427
Non-controlling interest attributable to Virtu Financial, Inc.	76.6%
Pro Forma Non-controlling interest	$269,221

The Company has revised the numbers in the pro forma table on page 76 in the Registration Statement to reflect updated shareholder allocation and, therefore, we present below the Company’s updated pro forma non-controlling interest in the unaudited pro forma condensed consolidated statement of financial condition:

Total Pro Forma equity	$316,356
Adjustment for the Tax Receivable Agreements entirely attributable to Virtu Financial, Inc.	23,423	(i)
Total Pro Forma equity less adjustment entirely attributable to Virtu Financial, Inc.	$339,779
Non-controlling interest attributable to Virtu Financial, Inc.	76.6%
Pro Forma Non-controlling interest	$260,381

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Patricia Vaz de Almeida at (212) 373-3367.

Very truly yours,

/s/ JOHN C. KENNEDY

John C. Kennedy

cc:                                Douglas A. Cifu

Virtu Financial, Inc.

Michael Kaplan, Esq.

Davis Polk & Wardwell LLP

Patricia Vaz de Almeida, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP